U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 24, 2005

TRAMFORD INTERNATIONAL LIMITED

34th Floor, West Tower, Shun Tak Centre
200 Connaught Road Central, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☑

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -

Tramford Announces Appointment of Executive Directors, Independent Directors, Officer and Members of Compensation Committee

HONG KONG — May 24, 2005 — Tramford International Limited (NASDAQ: TRFDF) (“Tramford” or the “Company”) announced today the appointments of the following Executive Directors, Independent Directors, Members of the Compensation Committee and the Chief Investment Officer pursuant to a board resolution passed on May 24, 2005: -

Zhang Ju was appointed an Executive Director

Mr. Zhang Ju, aged 42,obtained his master degree from the Chinese Academy of Social Sciences in Philosophy and a bachelor degree from Tsinghua University in Energy Engineering. He was the Deputy Chairman and General Manager of China Merchants Technology Holdings Co. Ltd. (“CMTH’), a wholly owned subsidiary of the China Merchant Group, one of the largest state-owned enterprises directly under the administration of the China State Council and having its business all across Hong Kong and China in real estate, energy, logistics and technology, and the largest ports, highways, and industrial zones investor and operator in China. Mr. Zhang was also the Associate Professor of Chinese Academy of Medical Sciences and Peking Union Medical College, the Assistant Director of Department of Research in National Committee of Science & Technology and Department of Research in Chinese Ministry of Science & Technology.

Alan Li was appointed an Executive Director and Co-CEO (Greater China)

Mr. Alan Li, aged 38, obtained his master degree in Business Administration from Murdoch University, Australia. Mr. Li was also an Executive Director of Sheung Tai Investment Limited since 2003, a company engaged in investment and mergers and acquisitions of hospitals and large pharmaceuticals factories in China. From 2000 to 2002, Mr. Li had been the Executive Director and Vice President of Linchest Technology Ltd. (“Linchest”) and he had led Linchest achieving the 60% market share of the School Management education software in China. Mr. Li has extensive experience in management, financial planning and investments in China, and particularly, he has deep exposure in overseas listing of Chinese companies. Mr. Li will be responsible for business development, mergers and acquisition and capital market development of the Company in the Greater China Region.

Wan Meng was appointed an Independent Director to replace Yu Xiang Dong

Mr. Yu Xiang Dong tendered his resignation on May 24, 2005 and was accepted by the Board.

Professor Wan Meng was then nominated to fill the vacancy and was approved.

Professor Wan Meng, aged 41, was the Dean of Laws of the Beijing Foreign Studies University, an Arbitrator of the China International Economic and Trade Arbitration Commission and China Maritime Arbitration Commission and a member of The World Jurist Association. Professor Wan received his doctorate and master of laws degrees from Wuhan University Law School, and he was taught as a guest professor at Wuhan University and at Zhongnan University of Economics and Law. He also was a senior research fellow at the London Institute of International Banking and Finance. Professor Wan specializes in economic law and is a former President and Chief Justice of the Wuhan Maritime Court and Chief Judge of the Economic Division of the Hubei High Court.

Aaron Zhu was appointed the Co-CEO (International)

Mr. Aaron Zhu, aged 37, obtained his bachelor degree in Economics in 1990 from the Shenzhen University of China and a master degree in Business Administration from Regent University in 1992 in Virginia, U.S.A. From 1992 to 1994, Mr. Zhu worked as an investment analyst for U.S. Media Corporation. In 1994, Mr. Zhu joined Fourth Shift Corporation of Minneapolis as a business consultant and financial controller of Asia subsidiary until 1997. From 1997 to 2000, Mr. Zhu worked as Vice President and Controller for Harrington Corporation based in Illinois. From 2000 to 2004, Mr. Zhu was one of the founders and an Executive Director of DiChain Holdings, a Hong Kong based investment holding company. During that period, Mr. Zhu functioned as Executive Director for China Merchants DiChain (Asia), a Hong Kong listed company; Executive Director and Chief Financial Officer of China Technology Global Corporation, an OTCBB listed company and Executive Director and President of China Pharmaceuticals International, another OTCBB listed company. Mr. Zhu has extensive experience in strategic business planning and development of international public listed company. Mr. Zhu will be responsible for U.S. capital market management and strategic international business planning and development of the Company.

Lu Zhen Wei was appointed the Chief Investment Officer

Mr. Lu Zhenwei, aged 34, obtained a bachelor degree from Shanghai Marine College and a master degree from Zhong Nan Finance, Politics and Law University. He was also the Vice General Manager of CMTH. Since 1993, Mr Lu had served as an executive of China Merchants Group at its Guanzhou office, an executive of Shenzhen Haihong Chemicals Co., Ltd., the Finance Manager of Hong Kong Haitong Limited, the Finance Manager and Assistant to the General Manager of Shenzhen Zhaoxun Communication Co., Ltd, and

Assistant to the General Manager of CMTH and Shenzhen Merchants Technology Investment Holdings Co., Ltd. Mr. Lu will be responsible for strategic corporate investment and mergers and acquisitions of the Company in the Greater China Region.

Following the above appointments, the directors of the Company as at the date of this announcement are as follows: -

Executive Directors:
Zhao Chang Shan, Zhang Ju, Jeff Qian, Alan Li and Michael Siu

Independent Directors
Peter Fu, Ni Ye Zhong, L. C. Wan and Wang Meng

Compensation Committee

The establishment of the Company’s Compensation Committee (the “Committee”) and its charter were approved by the Board pursuant to a resolution passed on May 24, 2005. Mr. Ni Ye Zhong and Mr. L. C. Wan were appointed members of the committee and Mr. Peter Fu was appointed the chairman of the Committee.

About Tramford

Tramford, through its subsidiaries, is engaged in network security and related software development businesses. The major customers include large enterprises and government bureaus.

Contact:  Tramford International Limited
                 Michael Siu, 852-21056253
                 Email: michaelsiu@behl.com.hk
Source:   Tramford International Limited

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tramford International Limited
(Registrant)
Dated:   May 24, 2005

By:         /s/ Michael Siu
Name:   Michael Siu
Title:     Executive Director
              Chief Financial Officer
              Company Secretary